FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Beall II, Robert M.**	2. Issuer Name and Ticker or Trading Symbol **FPL Group, Inc. (FPL)**		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)		
			X Director		10% Owner
			Officer (give title below)		Other (specify below)
(Last) (First) (Middle) **Beall's Inc.** **P.O. Box 25207**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **January 2, 2003**	7. Individual or Joint/Group Filing (Check Applicable Line)		
(Street) **Bradenton, FL 34206-5207**		5. If Amendment, Date of Original (Month/Day/Year)	X Form filed by One Reporting Person		
(City) (State) (Zip)			Form filed by More than One Reporting Person		

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code: Code	3. Transaction Code: V	4. Securities Acquired (A) or Disposed of (D): Amount	4. A or D	4. Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
Common Stock	**1/02/03**	**- -**	**A** [(1)]		**700**	**A**	**- -**	**3,000**	**D**	
Common Stock	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**3,500**	**I**	**By Robert M. Beall Trust**
Common Stock	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**- -**	**20**	**I** [(2)]	**By Custodian**

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)													
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

(2) Held by wife as custodian for son under Florida Uniform Transfers to Minors Act.

DENNIS P. COYLE
Signature of Reporting Person

January 3, 2003
Date